UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

The SpendSmart Payments Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92905P107

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

333,333

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

2

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

333,333

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

3

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

West Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

4

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]

(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,191,482

8.	SHARED VOTING POWER

1,166,666

9.	SOLE DISPOSITIVE POWER

1,191,482

10.	SHARED DISPOSITIVE POWER	[_]

1,166,66

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,358,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

5

CUSIP No.	92905P107

Item 1.                                Security and Issuer.

This statement on Schedule 13D/A relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of The SpendSmart Payments Company, a Colorado corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 2680 Berkshire Parkway, Suite 130, Des Moines, Iowa 50325.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 hereby is supplemented as follows:

On March 19, 2014, the Issuer entered into a stock option agreement (the “Stock Option Agreement”), pursuant to which it issued a stock option to Isaac Blech to purchase up to an aggregate of 500,000 shares of Common Stock at a purchase price of $0.87 per share. Fifty percent of the options are currently exercisable, and the remaining options vest on the first anniversary of the date of grant. On the same date, the Issuer also granted an additional stock option to Mr. Blech to purchase up to an aggregate of 45,000 shares of Common Stock at a purchase price of $0.87 per share. These options were vested upon issuance.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 hereby is supplemented as follows:

(a), (b)	As of April 28, 2014, the Liberty Trust beneficially owns 333,333 shares of Common Stock, representing approximately 2.1% of the shares of Common Stock outstanding, based upon 15,624,062 shares of Common Stock outstanding as of March 31, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, as filed with the SEC on April 11, 2014 (the “Total Shares Outstanding”). Such beneficial ownership excludes 250,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Liberty Trust, as more fully described herein. The sole beneficiary of the Liberty Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the Liberty Trust.

The Liberty Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 333,333 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 333,333 shares of Common Stock.

As of April 28, 2014, the River Trust beneficially owns 333,333 shares of Common Stock, representing approximately 2.1% of the shares of Common Stock outstanding, based upon the Total Shares Outstanding. Such beneficial ownership excludes 333,333 shares of Common Stock issuable upon the exercise of the Warrants owned by the River Trust, as more fully described herein. The beneficiaries of the River Trust are Mr. Blech and Miriam Blech, Mr. Blech’s spouse. The trustee is Mr. Blech, who has sole voting and dispositive power of the River Trust.

6

The River Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 333,333 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 333,333 shares of Common Stock.

As of April 28, 2014, the West Trust beneficially owns 500,000 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding, based upon the Total Shares Outstanding. Such beneficial ownership excludes 500,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the West Trust, as more fully described herein. The sole beneficiary of the West Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the West Trust.

The West Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 500,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 500,000 shares of Common Stock.

As of April 28, 2014, Mr. Blech beneficially owns 2,358,148 shares of Common Stock, representing approximately 14.3% of the shares of Common Stock outstanding, based upon the Total Shares Outstanding. Such beneficial ownership excludes 1,739,352 shares of Common Stock issuable upon the exercise of the Warrants owned by Mr. Blech, the Liberty Trust, the River Trust and the West Trust, as more fully described herein. Mr. Blech disclaims beneficial ownership of the Common Stock owned by the Liberty Trust, the River Trust and the West Trust, except to the extent of his pecuniary interest therein.

Mr. Blech has the sole power to vote or direct the vote of 1,191,482 shares of Common Stock; has the shared power to vote or direct the vote of 1,166,666 shares of Common Stock; has sole power to dispose or direct the disposition of 1,191,482 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,166,666 shares of Common Stock.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D/A.

(e)	Not applicable.

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Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 3 herein and hereby is incorporated by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).